SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Basic Technologies, Inc.
(Name of Issuer)

           Common Stock
(Title of Class of Securities)

          07 007 410 9
(CUSIP Number)

Gary L. Brown
7316 Point of Rocks Road
Sarasota, Florida 34242
                                        (941) 928-5110
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                              August 27, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 07 007 410 9

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     Gary L. Brown

(2) Check the Appropriate Box if a Member (a) [ ] of a Group* (b) [X]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 5,543,675
Beneficially Owned	(8) Shared Voting Power -0-
by Each Reporting	(9) Sole Dispositive Power 5,543,675
Person With	(10)Shared Dispositive Power -0-

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

53,543,675 shares

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)                35%

(14) Type of Reporting Person*              IN

*SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

       The class of securities to which this statement relates is common stock, par value $.00001 per share (the "Common Stock") of Basic Technologies, Inc., a Colorado corporation (the "Company"). The address of the principal executive offices of the Company is 7318 Point of Rocks Road, Sarasota, Florida  34242.

ITEM 2. IDENTITY AND BACKGROUND

       (a)-(c) Gary L. Brown, 7318 Point of Rocks Road, Sarasota, FL 34242 is President and Director of the Company.

       (d)-(f) The natural person referred to above is a United States Citizen. During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Effective July 31, 2002, Mr. Brown exercised his option to convert the outstanding principal balance and accrued interest due and owing under a promissory note of the Issuer into 1,000,000 shares of the Issuer's common stock. Mr. Brown purchased the note in approximately December 2001 for the sum of $10,000, paid from personal funds.

       Effective August 27, 2002, Mr. Brown exchanged all of his shares of common stock of Rover Telcom Corporation for an aggregate of 1,875,000 shares of the Issuer's common stock as part of the consummation of an Agreement and Plan of Reorganization (the "Reorganization Agreement") pursuant to which the Issuer acquired 100% of the issued and outstanding shares of common stock of Rover Telcom Corporation in exchange for 3,750,000 shares of the Issuer's common stock. Mr. Brown owned 50% of the issued and outstanding shares of common stock of Rover Telcom Corporation prior to the acquisition.

       Effective September 5, 2002, Mr. Brown transferred in a privately negotiated sale an aggregate of 75,000 shares of common stock to Shore Partners, LLC. Neither Shore Partners, LLC nor any of its managers or members has any affiliation with the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

       The Reporting Person acquired the securities in connection with the consummation by the Issuer of its acquisition of 100% of the issued and outstanding shares of common stock of Rover Telcom Corporation. The Reporting Person had been the beneficial owner of 50% of the issued and outstanding shares of common stock of Rover Telcom Corporation.

       The transaction did not result in any change in the Issuer's Board of Directors or management.

       Rover Telcom Corporation owns and operates an internet service provider serving the Fresno, California market. The acquisition by the Issuer of Rover Telcom Corporation marks an initial step by the Issuer in its plan to develop new business interests in the telecommunications industry.

       Mr. Brown elected to convert the outstanding principal balance and accrued and unpaid interest due and owing under a $10,000 convertible promissory note of the Issuer into shares of common stock in an effort to improve the Issuer's balance sheet.

       Mr. Brown has acquired shares of the Issuer for investment. In the future, Mr. Brown may purchase or dispose of additional shares of the Issuer either in market or privately negotiated transactions. Mr. Brown would be deemed a control person of the Issuer within the meaning of Rule 405 of Regulation C.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

       (a)      Mr. Brown would be deemed the beneficial owner of an aggregate of 5,543,675 shares of the Issuer's common stock, which shares represent approximately 35% of the 15,298,356 shares of the Issuer's common stock issued and outstanding.

       (b)      Mr. Brown has sole voting and dispositive power with respect to the 5,543,675 shares of common stock disclosed in Item 5(a) above.

       (c)      Effective July 31, 2002, Mr. Brown converted the outstanding principal balance together with accrued and unpaid interest due and owing under a $10,000 convertible note of the Issuer into 1,000,000 shares of common stock.

       (d)      Not applicable.

       (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
              WITH RESPECT TO SECURITIES OF THE ISSUER.

       See response to Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

       Exhibit A            Agreement and Plan of Reorganization

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 9, 2002
(Date)
/s/ Gary L. Brown
(Signature)
Gary L. Brown, President
(Name/Title)